Exhibit 99.16

CONSENT OF EXPERT
March 29, 2019
Eldorado Gold Corporation
United States Securities and Exchange Commission

Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Patrick Forward, do hereby consent to the written disclosure regarding the “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 and other information pertaining to this project and the use of my name in the Annual Information Form for the year ended December 31, 2018 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2018 (the “Form 40-F”), and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Patrick Forward
Patrick Forward, FIMMM